GSI COMMERCE, INC.
935 First Avenue
King of Prussia, Pennsylvania 19406
June 30, 2011
VIA EDGAR TRANSMISSION
U.S. Securities Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	GSI Commerce, Inc.
Application for Withdrawal on Form AW of
Post-Effective Amendment No. 1 to Registration Statement on Form S-3
SEC File No. 333-163167
Ladies and Gentlemen:
Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, GSI Commerce, Inc. (the “Registrant”) hereby respectfully requests the immediate withdrawal of the Registrant’s Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to the referenced Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on June 24, 2011.
The Post-Effective Amendment was filed in order to remove from registration the securities of the Registrant registered but unsold on the referenced Registration Statement as of the date thereof, however the Post-Effective Amendment was filed with an incorrect EDGAR tag. A new post-effective amendment to the referenced Registration Statement will be re-filed as soon as practicable. The Registrant requests that the Commission consent to this application on the grounds that withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. No securities were sold under the Post-Effective Amendment. The Registrant intends to file a Form 15 to terminate the registration of its securities under the Securities Exchange Act of 1934, as amended.
If you have any questions regarding this application for withdrawal, please contact Richard B. Aldridge of Morgan, Lewis & Bockius LLP, counsel for the Registrant, at 215.963.5000.
Very truly yours,

GSI COMMERCE, INC.
By:	/s/ Scott Rosenberg
	Name:	Scott Rosenberg
	Title:	Chief Financial Officer